EXHIBIT 99.1

Ramat-Gan, Israel	B Communications Ltd. (the “Company”)	January 20, 2019

NOT FOR DISSEMINATION IN THE UNITED STATES. FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAWS.

Proposed Unregistered Private Placement of Equity Securities

The Company announced today that it proposes and Considers to offer up to 8,000,000 of the Company’s ordinary shares in a private auction to be conducted in Israel.

The offering will be conducted to certain Israeli accredited and Institutional investors, or “qualified investors”, in offshore transactions in reliance on Regulation S under the Securities Act of 1933, as amended (the “U.S. Securities Act”).

Contemporaneously, the Company may undertake a private placement of its ordinary shares to a limited number of U.S. investors in reliance on private placement exemptions under the U.S. Securities Act.

The execution, timing, terms and amount of such Offering have not yet been determined and are subject to further approval of the Company’s board of directors. There is no assurance that such offering will be executed, nor as to its timing, terms or amount.

This report is not an offer of the securities for sale in the United States. The securities may not be offered or sold in the united states absent registration or an available exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. B Communications will not make any public offering of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act.

This report shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.